SICHENZIA ROSS FRIEDMAN FERENCE LLP
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September 6, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Yuna Peng, Esq.
    Kristin Shifflett
    Mail Stop 3561

     Re:    Coda Octopus Group, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-143144

Dear Ms. Peng:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 4 to the Company’s registration statement on Form SB-2 (the “Registration Statement”) that was filed initially on May 22, 2007.

By letter dated September 6, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on Amendment No. 3 to the Registration Statement that was filed on September 4, 2007. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

General

1.  We note your response to our prior comment 3 and revised disclosure on pages 16 and 23. Please clarify what you mean by “if fully funded.” Further, please briefly describe the technical enhancements you are required to make to the existing system and provide an estimate of the cost of the enhancements.

The Company has revised the term “fully funded” to conform to the term “exercised” on page 23. The Company has also added disclosure to describe the enhancements in accordance with the Staff’s comment. In addition, the Company advises the Staff that under the terms of the agreement, the cost of the enhancements is largely covered by government payments toward the purchase price as the products are being developed.

Item 26. Recent Sales of Unregistered Securities, page II-1.

2.  We note that all securities were issued in reliance on Section 4(2). We reissue our prior comment 2, in part. Please disclose the facts relied upon to make the exemption available. Specifically, please represent, if true, that all investors had access to company information.

The Company has added language to disclose that the recipients of the securities were provided with sufficient access to company information.

In addition, in response to a telephonic comment, please note that the Company has corrected the typographical errors in note 5 to the financial statement on page F-78 in accordance with the Staff’s comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman